Exhibit 19

14111 Scottslawn Road Marysville, OH 43041 p 937-644-0011 www.scotts.com

Those portions of this letter marked with an [*] have been omitted pursuant to a request for confidential treatment and have been filed separately with the SEC.

August 17, 2020

Mr. Nigel Bell
Mr. Derek Herbert
Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor
New York, New York 10019

Dear Messrs. Bell and Herbert:

SMG Growing Media, Inc., a wholly-owned subsidiary of The Scotts Miracle-Gro Company (collectively, “Scotts”) and owner of approximately 80.5% of the outstanding shares of common stock of AeroGrow International, Inc. (“AeroGrow”) and the owner of various assets and contractual rights AeroGrow utilizes in its business, has reviewed the results of the exhaustive solicitation process undertaken by your firm at the direction of the Special Committee of AeroGrow’s Board of Directors.

[*]

Further, given the valuations suggested by the solicitation process, Scotts continues to believe that it is uniquely positioned to negotiate and consummate a transaction that can reliably and efficiently close and that would maximize value for all AeroGrow shareholders. Among other considerations, Scotts’ intimate familiarity with AeroGrow’s operations eliminates the need for diligence, eliminates the risk that diligence identifies issues that would prevent the consummation of a transaction or result in a price reduction, and makes a speedy closing much more certain. Moreover, a transaction with Scotts would obviate any need to negotiate with Scotts regarding the Scotts-owned assets that are critical to AeroGrow’s business. [*]

Accordingly, Scotts is prepared to acquire the shares of AeroGrow common stock that it does not currently own in a merger transaction pursuant to which AeroGrow shareholders would receive $1.75 per share in cash for their shares of AeroGrow common stock, subject to the negotiation of a mutually acceptable definitive merger agreement including customary terms and conditions.

We welcome the opportunity to discuss structure, timing and other relevant matters on or before August 24, 2020. In the meantime, I will reach out to you in the next couple of days to answer any immediate questions.

This letter does not constitute a binding commitment or obligation of Scotts and Scotts may terminate discussions regarding this proposal or a transaction at any time and for any reason (or no reason).
Sincerely,
/s/ PETER SUPRON

Peter Supron
Chief of Staff to the President, The Scotts-Miracle-Gro Company